UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-32386

SPIRIT REALTY CAPITAL, INC.

(Exact name of registrant as specified in its charter)

16767 North Perimeter Drive, Suite 210,

Scottsdale, Arizona 85260

(480) 606-0820

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock of Spirit Realty Capital, Inc. (“Old Spirit”), par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0.

This Form 15 relates to the common stock, par value $0.01, no shares of which are currently issued and outstanding, of Spirit Realty Capital, Inc. (“Old Spirit”). Pursuant to that certain Agreement and Plan of Merger, dated as of January 22, 2013, as amended by the First Amendment to Agreement and Plan of Merger, dated as of May 8, 2013 (the “Merger Agreement”), by and among Spirit Realty Capital, Inc., a Maryland corporation ( “Old Spirit”), Spirit Realty Capital, Inc. (f/k/a Cole Credit Property Trust II, Inc.), a Maryland corporation (“New Spirit”), Cole Operating Partnership II, LP, a Delaware limited partnership and Spirit Realty, L.P., a Delaware limited partnership. Pursuant to the Merger Agreement, (i) on July 17, 2013, Old Spirit merged with and into New Spirit, then known as Cole Credit Property Trust II, Inc., at which time Cole Credit Property Trust II, Inc. changed its name to Spirit Realty Capital, Inc. and continued as the surviving entity and the separate existence of Old Spirit ceased thereby; and (ii) on July 17, 2013, the Cole Operating Partnership II, LP merged with and into Spirit Realty, L.P., with Spirit Realty, L.P. continuing as the surviving limited partnership.

Pursuant to the requirements of the Securities Exchange Act of 1934, Spirit Realty Capital, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 1, 2013	SPIRIT REALTY CAPITAL, INC.

	By:	/s/ Michael A. Bender
Michael A. Bender
Chief Financial Officer, Senior Vice President and Treasurer